Lead Tech, Inc.

Financial Statements

December 31, 2017



Keiter
Your Opportunity Advisors

4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

LEAD TECH, INC.

Table of Contents

»Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders
Lead Tech, Inc.
San Francisco, California

We have reviewed the accompanying financial statements of Lead Tech, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2017, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the period from March 22, 2017 (inception) to December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States.

Keiter

November 6, 2018
Glen Allen, Virginia

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

LEAD TECH, INC.

Balance Sheet
December 31, 2017

Assets

Current assets:		
Cash	$	226,269
Prepaid expenses		19,204
Total current assets	$	245,473

Liabilities and Stockholders' Equity (Deficit)

Current liabilities:		
Accrued interest	$	4,877
Long-term liabilities:		
Convertible notes, net		245,000
Total liabilities		249,877
Stockholders' equity (deficit):		
Common stock; $0.001 par value; 10,000,000 shares authorized, 5,514,750 shares issued, and outstanding in 2017		5,515
Additional paid-in capital		77,500
Accumulated deficit		(87,419)
Total stockholders' deficit		(4,404)
Total liabilities and stockholders' equity (deficit)	$	245,473

See report of independent accountants and accompanying notes to financial statements.

LEAD TECH, INC.

Statement of Operations
For the period from March 22, 2017 (inception) to December 31, 2017

Revenue	$ -
Operating expenses:	
Contract labor	42,182
Professional fees	14,988
General, selling and administrative expenses	7,102
Stock compensation expense	5,470
Total operating expenses	69,742
Loss from operations	(69,742)
Other expense:	
Interest expense	17,677
Net loss	$ (87,419)

See report of independent accountants and accompanying notes to financial statements.

LEAD TECH, INC.

Statement of Changes in Stockholders' Equity (Deficit)
For the period from March 22, 2017 (inception) to December 31, 2017

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance March 22, 2017	$ -	$ -	$ -	$ -
Discount on convertible notes with beneficial conversion features	-	77,500	-	77,500
Issuance of common stock	5,515	-	-	5,515
Net loss	-	-	(87,419)	(87,419)
Balance December 31, 2017	$ 5,515	$ 77,500	$ (87,419)	$ (4,404)

See report of independent accountants and accompanying notes to financial statements.

LEAD TECH, INC.

Statement of Cash Flows
For the period from March 22, 2017 (inception) to December 31, 2017

Cash flows from operating activities:		
Net loss	$	(87,419)
Adjustments to reconcile net loss to net cash from operating activities:		
Stock compensation expense		5,470
Accretion of interest on convertible notes		12,500
Changes in operating assets and liabilities:		
Prepaid expenses		(19,204)
Accrued interest		4,877
Net cash used in operating activities		(83,776)
Cash flows from financing activities:		
Proceeds from issuance of notes payable		310,000
Proceeds from issuance of common stock		45
Net cash provided by financing activities		310,045
Net change in cash		226,269
Cash, beginning of period		-
Cash, end of period	$	226,269
Supplemental disclosure of cash flow information:		
Cash paid for interest	$	300
Supplemental disclosure of non-cash transactions:		
Discount for beneficial conversion feature on notes payable	$	77,500

See report of independent accountants and accompanying notes to financial statements.

5



LEAD TECH, INC.

Notes to Financial Statements

1. **Summary of Significant Accounting Policies:**

    Nature of Business: Lead Tech, Inc. (the "Company") was founded on March 22, 2017 and operates out of San Francisco, California. The Company intends to operate a mentorship platform that automates data collection and people analytics so companies can improve retention, cognitive diversity, and training.

    Management's Plans: The Company's strategic plan for 2018 is focused on working towards revenue generation and traction to capture market share. This objective will be achieved principally by the hiring of more employees for business and product development. The secondary objective is to improve margins by growing the Company's presence amongst current paying companies and providing customers more service offerings. The Company believes the combination of their strategic plan, capital contributions from their shareholders, and the access to additional financing through crowdfunding, will enable the Company to continue as a going concern for a reasonable period of time.

    Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

    Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods reported. Actual results could differ from those estimates.

    Risks and Uncertainties: Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash. The Company maintains its cash in one financial institution with balances that periodically exceed federally insured limits.

    Software Development Costs: Research and development costs are charged to expense as incurred. However, the costs incurred for the development of computer software that will be sold, leased, or otherwise marketed are capitalized when technological feasibility has been established. These capitalized costs are subject to an ongoing assessment of recoverability based on anticipated future revenues and changes in hardware and software technologies.

    Amortization of capitalized software development costs begins when the product is available for general release to customers. Amortization is computed on the straight-line method over the estimated economic life of the product. Unamortized capitalized software development costs determined to be in excess of net realizable value of the product are expensed immediately.

1.   **Summary of Significant Accounting Policies, Continued:**

Software Development Costs, Continued: During the period from March 22, 2017 (inception) to December 31, 2017, the Company did not capitalize any software development costs as it was determined that technological feasibility had not been established. The Company expensed research and development costs of $42,182 during this period.

Stock-Based Compensation: The Company follows FASB guidance, related to share-based payments, which requires that share-based compensation transactions be accounted for using a fair-value based method and recognized as expense in the statement of operations. Stock-based compensation is recognized and amortized to compensation expense over the applicable service or vesting period.

Advertising Costs: The Company expenses advertising and sales promotion costs as incurred. Advertising expense was $3,945 for the period from March 22, 2017 (inception) to December 31, 2017.

Income Taxes: Deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax basis. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current period.

Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Subsequent Events: Management has evaluated subsequent events through November 6, 2018, the date the financial statements were available to be issued, and has determined that other than disclosed in Note 4 to the financial statements, no additional disclosures are necessary.

2. **Convertible Notes:**

The Company has various convertible notes outstanding at December 31, 2017 with a total principal amount of $310,000. The notes bear interest at 5% per annum and have beneficial conversion features upon which the principal will convert to common units equal to 80% of the per unit price paid by investors with a $4,000,000 valuation cap. At December 31, 2017, the notes were recorded net of a discount related to the beneficial conversion feature of $65,000. The notes mature twenty four months after issuance if not converted to equity, with maturity dates ranging from May through October 2019. The notes will convert upon any of the following events: equity financing, an event leading to a change in control, dissolution, or termination of the note which will occur if any of the previous events take place or the note is settled by the Company in stock or payment of principal. The full principal amount of the convertible notes is outstanding at the date of the report.

3. **Stockholders' Equity (Deficit):**

Pursuant to the Company's articles of incorporation, the Company is authorized to issue up to 10,000,000 shares of common stock with a $0.001 par value per share. During the period from March 22, 2017 (inception) to December 31, 2017, the Company issued 5,514,750 shares of common stock. Certain stockholders were issued 45,000 shares at their par value amount of $45 with cash provided to the Company as consideration. The remaining 5,469,750 shares were issued to the founding stockholders and were recorded as stock based compensation in the amount of $5,470, included in the accompanying statement of operations.

4. **Equity Incentive Plan:**

During 2018, the Company granted options to certain employees and non-employees pursuant to the terms of the Company's Equity Incentive Plan. The maximum number of shares available to be granted under this plan is 1,305,000 shares. During May 2018, the Company granted 162,000 shares under the equity incentive plan with vesting terms that retroactively became effective in May and October 2017. As of the date of this report, there were 1,143,000 shares available for future issuance. Options become vested over various terms ranging from three months to one year cliff vesting combined with a one to four year ratable vesting schedule. The term of options shall not be more than 10 years.

The Company follows FASB guidance, related to share-based payments, which requires that share-based compensation transactions be accounted for using a fair-value-based method and recognized as expenses in the statement of operations. The Company determined the fair value of these options to be immaterial as a whole to the financial statements due to the start-up phase of the Company currently not generating revenue and therefore did not record stock compensation expense during 2017 related to the equity incentive plan.

LEAD TECH, INC.

Notes to Financial Statements, Continued

5. **Income Taxes:**

The Company has U.S. and state net operating loss carry forwards of approximately $75,000 at December 31, 2017, available to offset future taxable income in the U.S. which begin to expire in 2037.

Management believes that a full valuation allowance is appropriate given the current estimates of future taxable income, as well as consideration of available tax planning strategies. The ultimate realization of the net deferred tax asset is dependent upon the generation of future taxable income during periods in which temporary differences become deductible.